July 25, 2024

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

       Re: Bellevue Life Sciences Acquisition Corp.
           Registration Statement on Form S-4
           Filed June 28, 2024
           File No. 333-280590
Dear Kuk Hyoun Hwang:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2024 letter.

Registration Statement on Form S-4
Cover Page

1. We note your response to comment 10 and reissue the comment in part. Please revise your cover page to prominently note the conflict of interest stemming from Mr. Hwang,
       BLAC   s Chief Executive Officer and a Director, being the Chief
Executive Officer and
       Chairman of the Board of OSR Holdings.
Summary of the Proxy Statement / Prospectus
Organizational Structure, page 35

2. We note your response to comment 14 and reissue the comment in part. Please revise your ownership structure charts, both prior to and after the Business Combination, to include the ownership percentage of initial stockholders of OSR Holdings, the OSR board and management, PIPE investors, BLAC founders, public stockholders, and any other stockholders, as applicable, in OSR Holdings.
 July 25, 2024
Page 2

Unaudited Pro Forma Condensed Combined Financial Information, page 124

3. We reference your revisions in response to prior comment 28. Please revise to include pro forma information for the three months ended March 31, 2024, which is the latest balance sheet included in the filing and the most recent interim and annual period of the registrant.
       Refer to Rule 3-12 of Regulation S-X. Note that Article 11 of Regulation S-X permits the ending date of the periods included for the target company to differ from those of the registrant by up to 93 days, with appropriate footnote disclosure, and that application of the age of financial statement rules may require the foreign target company to include a period in the pro forma information that would be more current than its separate historical financial statements.
4. We reference prior comment 30. Please tell us why it is appropriate to include pro forma adjustments related to the PIPE financing. In that regard, advise how the adjustment is factually supportable since you do not have a definitive agreement. Refer to Article 11 of
       Regulation S-X.
5. Please disclose the terms and your accounting for the Earnout Shares, as well as the 40%, or 9,784,486 shares of BLAC Common Stock, to be issuable by BLAC to the Non-
       Participating Company Stockholders upon exercise of the put/call rights set forth in the Non-Participating Stockholder Joinders.
6. Please explain to us, and revise if necessary, how you have considered the following items under Note 2. IFRS to US GAAP reconciliation and assessment:

             Your response to prior comment 78 appears to indicate that the acquisition of
           Vaximm AG by OSR Holdings is a common control transaction. Under US GAAP, however, transactions between entities under common control is accounted for using the historical cost basis of the parent. Refer to ASC 805-50 for common control transactions.

             Please also tell us how you have considered whether the Darnatein acquisition would meet the screen test under ASC 805-10-55-5A to be accounted for as an asset acquisition, where it appears that substantially all of the fair value of the gross assets acquired is concentrated in DRT101, a single identifiable asset, or group of similar identifiable assets.
7. Under Note 5, adjustment 3 is to reflect the elimination of $10.5 million of OSR's historical accumulated deficit. Please tell us why such an adjustment is appropriate when
       OSR is considered to be the accounting acquirer of this reverse recapitalization transaction. Refer to ASC805-40-45-2(c).
8. Under Note 7 Loss per Share Information, please remove all data for 2022 since no pro forma presentation was provided for 2022. Please also revise to provide all potentially dilutive equity instruments below your EPS table on page 135.
The Business Combination, page 142

9. We note your response to comment 31. Please revise to discuss how the BLAC M&A
       Committee considered Mr. Hwang's role in the initial outreach to OSR Holdings and the
 July 25, 2024
Page 3

       preparation of the initial draft of the LOI, as well as the conflict of interests posed by his and Mr. Whang's financial interests in OSR Holdings. In particular, please disclose the process through which the M&A Committee ratified BLAC's entry into the non-disclosure agreement with OSR Holdings, dated March 30, 2023, and the actions taken by the BLAC
       Board and management prior to June 9, 2023. We also note that, based on your current disclosure, it appears that the other companies considered by BLAC for a business combination were initially contacted prior to the formation of the M&A Committee. As such, please advise whether the M&A Committee considered any alternative Business
       Combination targets to OSR Holdings.
Other Companies BLAC Considered for Business Combination, page 144

10. We note your response to comment 32. Please revise this section to clarify OSR's involvement in the target search prior to the formation of the BLAC M&A Committee. In this regard, we note that "Mr. Whang shared Company B's non-confidential deck by email dated March 10, 2023 with members of BLAC (Mr. Hwang) and OSR Holdings (Sean
       Chung, Jessi Kim and Sung Jae Yu) for a preliminary review of Company B s science and
       technology and the company   s current and projected financial status."
BLAC and OSR Holdings Discussions regarding Business Combination, page 148

11. We note your response to comment 39 and reissue the comment in part. Please revise to explain why the acquisition of LBV was terminated and describe any material discussions between the parties related to this termination. Please also explain how the BLAC Board concluded that the loss of the acquisition opportunity corresponded to a reduction in the aggregate consideration from 25,033,961 shares of BLAC common stock to 24,461,214 shares of BLAC common stock and a reduction in the aggregate consideration value of
       OSR Holdings from $250,339,610 to $244,612,136. Please also ensure that you include material disclosures regarding negotiations with LBV prior to and leading up to the termination of the binding term sheet and LOI in March 2024.
12. We note your response to comment 41 and reissue the comment in part. Please disclose the material findings of the underlying valuations conducted by AF for Vaximm and
       Darnatein.
The BLAC M&A Committee's Reasons for the Approval of the Business Combination, page 165

13. We note that you make various statements regarding medical conditions and treatments throughout this section, including, but not limited to, the following:

             Page 166: "GBM is a cancer with some of the highest unmet needs, and one of the most common and lethal primary brain tumors with very limited therapy options."
           "GBM patients have an overall survival of between one and two years (median survival 20.5 months)."

             Page 166: "Hepatocellular carcinoma (HCC) is the most common type of primary
           liver cancer and accounts for 75   90% of all primary liver cancers,
making it the third
           leading cause of cancer mortality worldwide."
 July 25, 2024
Page 4

             Page 166: "The increasing prevalence of colorectal cancer due to low fruit and vegetable intake, excessive alcohol consumption, sedentary lifestyle, smoking, obesity, and high intake of processed meats will create growth opportunities in the market to address the disease."

       Please revise your disclosure throughout the registration statement to provide support for all factual assertions, including to provide the basis for each of the above statements. To the extent you do not have independent support for a statement, please revise the language to clarify the basis for the statement. In addition, to the extent that some of these statements are management's opinions or beliefs, please revise your disclosure to state the same, and provide the basis for these opinions or beliefs.
14. We note your disclosure regarding the valuation of the global GBM, HCC, mCRC and
       OA treatment markets. We also note your disclosure on page 167 that "[b]ased on the
       BLAC M&A Committee   s review of OSR Holdings' asset pipeline which
includes
       Vaximm's drug candidates for recurrent GBM, hepatocellular cancer, metastatic colorectal cancer, and Darnatein's drug candidate for osteoarthritis and the foregoing market data relevant to such assets, the BLAC M&A Committee determined that the total addressable market presents a favorable opportunity to OSR Holdings and considered such information in their conclusion that the Business Combination is fair to, advisable, and in the best interests of BLAC and its stockholders." Please revise to disclose the total addressable market and underlying assumptions, and to further discuss how the committee determined that the total addressable market presents a favorable opportunity to OSR Holdings.
OSR Holdings Indicative Valuation Reports, page 171

15. We note your response to comment 37. Please disclose any payments made to Ghilin
       Accounting Corp. and Avance, in connection with the December 2022, January 2023, and
       2020 valuation reports, respectively.
16. We note your disclosure regarding the Darnatein valuation model prepared by Ghilin, including that one of the key assumptions of the model was that Darnatein would enter into a licensing deal exceeding $2 billion, which has not occurred, and for which there are no certain negotiations or plans. Please expand your discussion to further explain why the
       M&A Committee thought that this assumption, which underlies the valuation of Darnatein used in connection with the valuation of OSR Holdings included in the May 2, 2023 draft
       LOI, is reasonable.
Additional Valuation Information Obtained During Diligence, page 174

17. We note your disclosure that "[t]he BLAC M&A Committee also noted that the 2020 valuation report from Avance, although outdated by 3 years, still presents a meaningful data point to consider with respect to Vaximm's valuation given the global pandemic which consumed almost 3 years between the publication of the report and their review thereof," and that "[t]he BLAC M&A Committee took into consideration the fact that
       Vaximm has had difficulties in recruiting patients for its clinical studies which, coupled with the current fundraising environment for clinical-stage biopharmaceutical companies, has resulted in stagnant business development between the preparation of the Avance
 July 25, 2024
Page 5

       report and now." Please further elaborate why the BLAC M&A Committee considered the
       2020 valuation report to be relevant for the valuation of OSR Holdings included in the
       May 2023 draft LOI, given that the underlying data included in the Avance report references development costs and timelines from as early as 2020. Please revise your risk factor disclosure, as applicable, to further highlight the risk to investors from the BLAC
       M&A Committee's reliance on the Avance and Ghilin reports, as well as the Choloc fairness opinion's reliance on the Ghilin valuation of RMC from January 2023.
Fairness Opinion of Choloc Asset Investment Advisory Co., Ltd., page 183

18. We note your disclosure on page 187 that "[f]or RMC, Choloc reviewed the adequacy of
       the key assumptions taken by Ghilin   s DCF model and concluded that the
assumptions
       used are reasonable for a company such as RMC." Please revise to explain how Choloc concluded that the key assumptions were reasonable, particularly in light of the age of the
       Ghilin report.
Business Of OSR Holdings And Certain Information About OSR Holdings
Vaximm, page 241

19. We note your response to comment 55 and reissue the comment in part. Please further explain or cross reference to the more fulsome disclosure on page 255, the relevance of the Orphan Drug Designation for VXM01. Please also disclose the material findings of your clinical trials, including when the trials were conducted, what entity conducted the trials, how participants were selected, and whether there were any adverse results, and provide additional disclosure as to when you plan to move VXM01 into phase 2 clinical trials. Finally, please also provide more granular disclosure regarding your expected timing for completion of the preclinical studies for VXM04, VXM06 and VXM08.
20. We note your response to comment 56 and reissue the comment in part. Please revise your disclosures and projected timeline regarding the development of oral cancer vaccines on page 242 to further discuss specific regulatory approvals required prior to conducting clinical trials and marketing any product candidates. Please similarly revise the development plan for DRT-101 and DRT-102 on page 245 to also discuss regulatory approvals that are required and their impact on the timelines disclosed. Darnatein, page 245

21. We note your response to comment 57 and reissue the comment in part. Please revise to further discuss the results of the DRT-101 and DRT-102 clinical and pre-clinical trials.
RMC, page 247

22. We note your response to comment 58. Please briefly discuss the function of each of the products and systems disclosed in the table on page 247.
OSR Holdings Management's Discussion and Analysis of Financial Condition and Results of
Operations
Contractual Obligations and Commitments, page 277

23. We note your response to comment 67 and reissue the comment in part. Please revise your disclosure to discuss the material terms, amounts due, due dates, termination dates, and parties for each of your contractual obligations and commitments. July 25, 2024
Page 6

Critical Accounting Policies and Estimates
Revenue Recognition, page 278

24. Please revise to disclose in more detail how you account for revenue for sale of RMC products. In that regard, please disclose how you determine the transaction price, including the existence of any variable consideration in the sale of your products. Refer to paragraph 47-48 of IFRS 15.
Index to Financial Statements, page F-1

25. Please tell us why you no longer include the financial statements for Darnatein Co., Ltd.
       under Rule 3-05 of Regulation S-X.
OSR Holdings Co., Ltd. and its subsidiaries Consolidated Financial Statements for the Year
Ended December 31, 2023
Note 1. General Information, page F-55

26. Please refer to prior comment 74. While we understand that the acquisition of Darnatein was not reflected in the financial statements until the six months ended June 30, 2024, please address what you considered to be the acquisition date under Paragraphs 8 and 9 of
       IFRS 3 for valuation of the consideration and valuation of the acquired assets. Even though financial statements are not provided until June 30, 2024, the accounting for the acquisition and valuation of acquired assets and liabilities should be as of the Acquisition date, which is the date that you obtain control of the acquiree.
Note 14. Intangible Asset, page F-82

27. While we note the additional disclosure about the intangible assets provided in response to prior comment 76, we do not see where you included any discussion of the recoverability and potential impairment of the significant patent technology asset of
       KRW230,137,566,011 at December 31, 2023. Reference Paragraphs 8-17 of IAS 36.
       Please consider including additional disclosure within Critical Accounting Policies.
Note 33. Business combinations, page F-96

28. Regarding the second bullet of prior comment 78, please revise to further disclose the per share valuation of the stock consideration for the acquisition of Darnatein Co., Ltd. in
       2023, as well as your acquisitions of VAXIMM AG and RMC Co., Ltd. in 2022 and how you determined the fair value. In particular, please address the per share valuation used in comparison with the purchase price negotiated upon merger with BLAC. Reference
       Paragraph B64(f) of IFRS 3.
29. Regarding the third bullet of prior comment 78, since it appears that at the time of the acquisition of Vaximm, OSR and BSME were both controlled by Mr. Hwang (whether directly or indirectly), please tell us and revise to disclose the considerations you gave to account for the acquisition as a combination of entities or businesses under common control.
 July 25, 2024
Page 7

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Gary Kocher